August 15, 2008

Via EDGAR
Mr. Tom Kluck
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 4561
100 F Street, NE
Washington, DC 20549

Re:	Hudson Holding Corporation Amendment No. 1 to Registration Statement on Form S-1 Filed August 15, 2008 File No. 333-152403

Dear Mr. Kluck:

On behalf of Hudson Holding Corporation (the “Company” or “we”), we are electronically transmitting hereunder the Company’s responses to comments set forth in the Staff’s letter to the Company dated August 2, 2008 (the “Staff’s Letter”). We are also electronically transmitting hereunder a conformed copy of Amendment No. 1 to the registration statement of the Company on Form S-1 (the “Registration Statement”) reflecting responses to the Staff’s Letter. Marked copies of this filing are being set via federal express to yourself and Beth Frohlichstein.

In order to facilitate your review of this submission, we have restated and responded to each of the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below correspond to the numbered paragraphs in the Staff’s Letter. Page numbers refer to the marked copy of the enclosed submission.

Incorporation of Certain Items by Reference

1.
We note that you incorporate by reference your definitive proxy statement that had not yet been filed as well as “any other subsequently filed document.” Under Item 12 of Form S-l, only historical documents may be incorporated by reference. Please revise this section to only incorporate by reference those documents that have been filed.

In response to the Staff’s comment, we have made the requested revisions.

Undertakings, page II-3

2.
We note that paragraphs (a)(4)-(8) and (c) in this section do not appear to apply to this offering. See Item 512 of Regulation S-K. Please revise or advise. In addition, please include the undertaking required by Item 512(a)(5) of Regulation S-K or advise.

In response to the Staff’s comment, we have made the requested revisions.

Form 10-K for the fiscal year ended 3/31/2008, page 19

3.
We note that you performed an evaluation of the effectiveness of the design and operations of your disclosure controls and procedures and concluded they were adequate. Pursuant to Item 307 of Regulation S-K as amended by Release No. 33-8238: Management’s Reports on Internal Control over Financial Reporting and Certification of Disclosures in Exchange Act Periodic Reports, effective August 14, 2003, you must conclude whether your disclosure controls and procedures are effective or ineffective. Tell us how you complied with such requirements or advise us.

We respectfully inform the Staff of the following. Decision-making authority at the Company is limited to the principal executive officer, the principal financial officer and the Board of Directors (of which the aforementioned officers are members).  During the financial close for the year ended March 31, 2008, (1) there was timely and close coordination between these officers and the persons responsible for drafting and reviewing the Company’s Form 10-K; (2) the persons responsible for drafting and reviewing the Company’s Form 10-K have significant experience and familiarity with the disclosure requirements; and (3) the draft Form 10-K was reviewed by the principal executive officer, the principal financial officer and the Board prior to filing.  Accordingly, the principal executive officer and the principal financial officer concluded that, as of March 31, 2008, the Company’s disclosure controls and procedures were effective.

We further supplementally advise the Staff that, in future filings, as required, the Company will make similar disclosure as to the effectiveness of its disclosure controls and procedures.

Should you have any questions, please contact the undersigned at (212) 370-1300, ext 7117.

Very truly yours,

/s/ David Selengut

David Selengut

Cc: Keith Knox